Exhibit 12

Ratio of Income to Fixed Charges Calculation

		Year Ended

(millions, except ratios)	26 weeks 2014	2013	2012	2011	2010	2009
Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$124	$214	$216	$225	$211	$176
Add interest element implicit in rentals	254	259	280	285	288	296

	378	473	496	510	499	472
Interest capitalized	1	2	1	1	—	—

Total fixed charges	$379	$475	$497	$511	$499	$472

Income
Income before income taxes, noncontrolling interest, and extraordinary loss	($994)	($972)	($1,010)	($1,751)	$166	$391
Deduct undistributed net income of unconsolidated companies	25	185	47	27	17	11

	(1,019)	(1,157)	(1,057)	(1,778)	149	380
Add
Fixed charges (excluding interest capitalized)	378	473	496	510	499	472

Income before fixed charges and income taxes	($641)	($684)	($561)	($1,268)	$648	$852

Ratio of income to fixed charges	(1.69)	(1.44)	(1.13)	(2.48)	1.30	1.81